Exhibit 99.11

LETTER OF CONSENT

I, Cashel Meagher, P.Geo., refer to (i) the Annual Report (“Annual Report”) on Form 40-F of HudBay Minerals Inc. (the “Registrant”) filed with the Securities and Exchange Commission on April 2, 2012 and (ii) Registration Statement No. 333-170295 on Form S-8 (the “Registration Statement”).  I consent to (i) the appearance of my name in the Annual Report and (ii) the incorporation by reference of my name in the Registration Statement.

Yours very truly,

/s/ Cashel Meagher
Cashel Meagher, P.Geo.

Dated: April 2, 2012